Goodman Global Holdings, Inc. 2550 North Loop West, Suite 400 Houston, Texas 77092 Tel: (713) 861-2500 Ext. 5239 Fax: (713) 862-6729	[Goodman Logo]

Ben D. Campbell

Executive Vice President,

Secretary and General Counsel

January 13, 2006

Mathew Franker, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goodman Global Holdings, Inc. Registration Statement on Form S-4

(File No. 333-128462)

Dear Mr. Franker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goodman Global Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration No. 333-128462 (the “Registration Statement”), be accelerated to 3:00 p.m., Eastern daylight time on Friday, January 13, 2006 or as soon as practical thereafter.

In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Sincerely yours,

/s/ Ben D. Campbell
Ben D. Campbell Executive Vice President, Secretary, and General Counsel